Exhibit 12

North Shore Gas Company
Ratio of Earnings to Fixed Charges

				Three-Month
				Transition
	2009	Year Ended	Year Ended	Period Ended	Years Ended September 30
(Millions)	3 months	12/31/2008	12/31/2007	12/31/2006	2006	2005	2004
EARNINGS
Earnings on common stock	$2.9	$7.0	$7.9	$4.4	$6.7	$11.4	$11.1
Federal and state income taxes	1.6	4.1	5.2	2.6	3.8	6.7	6.7

Net pretax income	4.5	11.1	13.1	7.0	10.5	18.1	17.8

Fixed charges	1.1	4.2	4.2	1.1	4.1	3.8	3.7

Total earnings as defined	$5.6	$15.3	$17.3	$8.1	$14.6	$21.9	$21.5

FIXED CHARGES
Interest on long-term debt, including related amortization	$1.0	$3.6	$3.5	$0.9	$3.6	$3.6	$3.6
Other interest	0.1	0.6	0.7	0.2	0.5	0.2	0.1

Fixed charges	$1.1	$4.2	$4.2	$1.1	$4.1	$3.8	$3.7

Ratio of earnings to fixed charges	5.1	3.6	4.1	7.4	3.6	5.8	5.8

Note: Due to a number of factors, including the seasonality of NSG's business, the current year-to-date earnings should not be considered indicative of the results to be expected for the year as a whole.